United States securities and exchange commission logo





                            July 7, 2021

       Peng Xue
       Chief Executive Officer
       BingEx Limited
       Building 6
       Zhongguancun Dongsheng International Science Park
       No.1 Yongtaizhuang North Road
       Haidian District, Beijing 100192
       People   s Republic of China

                                                        Re: BingEx Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted June 10,
2021
                                                            CIK No. 0001858724

       Dear Mr. Xue:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1. Please revise your prospectus cover page and summary to discuss the dual-class nature of your common stock, the
disparate voting rights of your Class A and Class B common
                                                        stock, and the percent
of the voting power each of your founders will own upon
                                                        completion of the
offering as a result of his ownership of common stock, including the portion attributable to
his Class B common stock. In addition, please include a reference to the related risk
factor in your Summary of Risk Factors on page 3.
 Peng Xue
BingEx Limited
July 7, 2021
Page 2
Prospectus Summary, page 1

2. We note your disclosure that you are the largest independent on-demand dedicated courier service provider in China as measured by revenue in 2020, according to iResearch. In this regard, we note that certain of your apparent competitors appear to have greater revenues than you in 2020, such as Data Lexus Limited per its December 31, 2020 Form 20-F.
         Accordingly, please clarify your market of "independent on-demand dedicated courier service provider" and why you believe that distinction is material. In this regard, we note that while you characterize other as "captive dedicated courier service providers" such service providers also appear to service independent individual and business users.
3. You disclose on page 2 and also within Management's Discussion and Analysis of
         Financial Condition and Results of Operations on page 74 that according to
         iResearch, your business model and positioning enable you to cover an average delivery distance of 7.1 kilometers and shorten your delivery time to 40 minutes on average, while achieving a low loss rate of 0.01% and a high customer satisfaction rate. Please disclose if you have achieved these results in your operations to date, or if these metrics are only theoretical achievements that your business model is capable of producing.
Risk Factors
We collect, process and use data, some of which contains personal information. Any privacy or data security breach could damage..., page 18

4. We note that the Cyberspace Administration of China has recently ordered subsidiaries of
         U.S. listed companies to stop accepting new registered users as part of a review of cybersecurity risks, as well as ordering others to take down their app entirely pending this review. We also note a recent announcement from the State Council of the PRC that it would act to strengthen the protection of sensitive data related to overseas listings, and consolidate the information security responsibilities of overseas listed companies. Please tell us what consideration you have given to the above-referenced actions and disclosing the attendant risks to you and this offering.
If our expansion into new geographical areas is not successful, our business and prospects may be materially and adversely affected, page 19

5. We note your disclosure that certain of your local branches established with your geographic expansion have not been registered with local
administrations. Please
FirstName LastNamePeng Xue
        revise your disclosure to advise the status of any such registration and clarify whether you
ComapanyhaveNameBingEx     Limited
             been subject to any penalties, orders or other actions with respect to not registering
July 7, such
        2021premises
              Page 2 for business operations as branch offices.
FirstName LastName
 Peng Xue
FirstName   LastNamePeng Xue
BingEx Limited
Comapany
July 7, 2021NameBingEx Limited
July 7,3 2021 Page 3
Page
FirstName LastName
Forum selection provisions in our post-offering memorandum and articles of association and our deposit agreement..., page 52

6. We note you disclose here that your post-offering memorandum and articles of association will provide that the federal district courts of the United States are the exclusive forum within the United States (or, if the United States District Court for the Southern District of
         New York lacks subject matter jurisdiction over a particular dispute, the state courts in
         New York County, New York) for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act. However, you disclose on page 137 states that the United States District Court for the Southern District of New York
         shall be the exclusive forum in the United States for any action arising or related in any way to the federal securities laws of the United States. Please reconcile these disclosures.
Use of Proceeds, page 59

7. We note that you intend to use the net proceeds from this offering to grow your customer base and increase your market penetration, build your brand image, invest in technology and research & development and general corporate purposes. Please revise to more clearly identify and provide more specific disclosure of the intended use of proceeds, including a description of any plans for each principal intended use and the amount intended for such portion of such planned use. In addition, please quantify the amount of offering proceeds that you may contribute or loan to your PRC subsidiary or VIE without needing to seek registration or approval.
Dividend Policy, page 60

8. Please expand your disclosure to discuss the implication of your holding company structure and consolidated PRC subsidiary and VIE on your ability to pay dividends. In this regard, we note your disclosure on page 83.
Capitalization, page 61

9. Please revise to clarify that KunPeng Limited is wholly-owned by your founder, chairman and chief executive officer, Mr. Peng Xue.
Management's Discussion and Analysis of Financial Conditions and Results of Operation
Impact of COVID-19 Pandemic on Our Operations and Financial Performance, page
76

10. Please expand your disclosure to discuss any measures you took in response to COVID-19 and the negative impact of the same on your financial and operational performance. For example, we note you disclose on page 104 that you restricted work schedules for Flash-
         Riders.
 Peng Xue
FirstName   LastNamePeng Xue
BingEx Limited
Comapany
July 7, 2021NameBingEx Limited
July 7,4 2021 Page 4
Page
FirstName LastName
Results of Operations
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019, page 79

11. Please explain the factors that lead to a decrease in Flash-Riders remuneration and incentives from 97.2% to 87.6% of your revenues from 2019 to 2020. Liquidity and Capital Resources, page 80

12. We note you disclose that you expect to invest substantially all of the proceeds from this offering in your PRC operations for general corporate purposes. Please reconcile this disclosure with your disclosure under Use of Proceeds.
Industry, page 87

13. Please tell us the basis for various statements such that you are the "first and only brand that has become synonymous with on-demand dedicated courier service in China" or that
         FlashEx has become "the household brand and the preferred service provider," or revise to characterize these as your belief and state the basis for such belief.
Overview of the On-Demand Delivery Market in China, page 87

14. You disclose that the food delivery segment is witnessing a significant growth from market size of RMB125.8 billion in 2016 to RMB797.9 billion in 2020. Please disclose if your current operations have included food delivery or if this is only a theoretical extension of your business.
Competitive Landscape of Independent On-demand Dedicated Courier Market in China, page 91

15. Please disclose the identities of the competitors discussed in your chart as companies B, C and D.
Business, page 93

16. Please describe your proprietary technology and intelligent algorithms and your dispatch system and explain how you utilize your crowd-sourcing model for Flash-Riders, including how such riders register with you and are assigned a delivery. In addition, please explain how your proprietary pricing and dispatching system prices orders, including the array of factors considered, and calculates an optimal delivery route.
         Discuss how your digitalized rider management system helps rate, incentivize and retain your Flash-Riders.
Regulation, page 107

17. Please revise your disclosure, as applicable, to discuss how the regulations you discuss here are applicable to you and your operations. For example, your disclosure does not appear to state how the Foreign Investment Law, and the 2020 Negative List and 2020
         Encouraged Industry Catalogue, apply to you.
 Peng Xue
FirstName   LastNamePeng Xue
BingEx Limited
Comapany
July 7, 2021NameBingEx Limited
July 7,5 2021 Page 5
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FirstName LastName
Regulations Relating to Anti-Monopoly, page 114

18.      You disclose that whether the relevant business operators are required
to    choose one
         among the internet platform and its competitive platforms may be considered to analyze whether such internet platform operator with dominant market position abuses its dominant market position and excludes or restricts market competition. In this regard, discuss if you engage in this practice.
Management
Employment Agreements and Indemnification Agreements, page 126

19. Please revise to disclose the material terms of your employment agreement with each executive officer, including the date such executive officer's employment expires, and file executed copies of such agreements as exhibits.
Description of Share Capital, page 133

20. Please expand your disclosure to describe each series of your preferred shares and describe the corporate governance provisions under your Shareholders Agreement that will remain effective upon completion of this offering.
Notes to the Consolidated Financial Statements
Note 1. Description of Business and Organization
Organization, page F-9

21. We note that during the year ended December 31, 2020, RMB 245 million in financing cash flows were provided to the VIE by the WFOE. Revise to disclose the type and amount of support, including situations in which the reporting entity assisted the VIE in obtaining another type of support. Additionally, disclose the primary reasons for providing the support. Refer to ASC 810-10-50-5A.c.
22.      Please provide additional qualitative information about the VIE   s
activities, including a
         description of the recognized and unrecognized revenue-producing assets that are held by the VIE. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce. Refer to ASC 810-10-50-5A.d.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition
Service Revenue, page F-16

23. We note your disclosure that you are principal in the provision of on-demand delivery services to customers and recognize revenue on a gross basis. Please clarify how you considered all of the factors in ASC 606-10-55-36 through 55-40 in determining that you are the principal in the transaction. Your response should include the following:
             Clarify the specific services contracted for by the customer and how you control each of these services prior to the order being transferred to the customer.
 Peng Xue
BingEx Limited
July 7, 2021
Page 6
                Explain the specific terms of the contract that you enter into with the customer and the specific terms of the contract that you enter into with the rider as they relate to responsibility for fulfillment and acceptability of services.
                Clarify whether you are obligated to pay the rider in the event a delivery is cancelled or in other circumstances where the rider has otherwise fulfilled all of their obligations under the contract.
                Tell us the nature of your implied promise to find a replacement in case of unexpected contingencies to ensure that the delivery is completed in a timely manner.
                Tell us what the terms are for your additional arrangements with high-performance riders, including whether or not you are required to pay the riders a minimum amount each week.
                Tell us what proportion of your riders are high-performance riders, riders from outsourced delivery agencies and other riders.
24. Revise to disclose the amount of revenue recognized in the reporting period that was included in the deferred revenue balance at the beginning of the period. Refer to ASC
         606-10-50-8.
25. We note that you generate your revenue from on-demand dedicated courier services you provide to individual and business customers. In addition, we note that you provide your services in various regions. Please tell us what consideration was given to presenting disaggregation of revenue on one or both of these bases. Refer to ASCs 606-10-50-5 and
         606-10-55-89 to 55-91.
Customer Incentives, page F-17

26.      You disclose that total sales consideration is allocated based on
management   s best
         estimate of the relative stand-alone selling price of the points reward and the delivery service. Please revise to disclose the methods and assumptions used to determine standalone selling price for each of your performance obligations. Refer to ASC 606-10-
         50-20.
General

27. Please supplementally provide us with copies of all written communications, as defined in
        Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or
FirstName LastNamePeng Xue
        not they retain copies of the communications. Please contact the staff member associated
ComapanywithNameBingEx
             the review of Limited
                            this filing to discuss how to submit the materials,
if any, to us for our
July 7, review.
        2021 Page 6
FirstName LastName
 Peng Xue
FirstName   LastNamePeng Xue
BingEx Limited
Comapany
July 7, 2021NameBingEx Limited
July 7,7 2021 Page 7
Page
FirstName LastName
        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Kimberly Calder,
Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202)
551-3763 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:      Julie Gao